UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                   BLOCKBUSTER INC.
                                   (Name of Issuer)

                                 Class B Common Stock
                            (Title of Class of Securities)

                                      093679207
                                    (CUSIP Number)

                                    Jon L. Mosle
                                HBK Investments L.P.
                            300 Crescent Court, Suite 700
                                  Dallas, TX 75201
                                   (214) 758-6107
              (Name, Address, and Telephone Number of Person Authorized
                       to Receive Notices band Communications)

                                    April 15, 2005
               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. /X/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679207

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /  /
    (b) /  /

3.  SEC Use Only

4.  Source of Funds

    WC (1)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 5,500,000 (1)(2)
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 5,500,000 (1)(2)
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,500,000 (1)(2)

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 7.64%

14.  Type of Reporting Person: PN

--------------
(1) HBK Investments L.P. ("Investments") has sole voting and dispositive power over the securities identified above (the "Securities") pursuant to an Investment Management Agreement with HBK Master Fund L.P. ("Master Fund"). Accordingly, Master Fund has no beneficial ownership of such Securities. The source of funds used or to be used in making purchases is working capital of Master Fund.

(2) Investments' power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

Item 1.  Security and Issuer:

This statement on Schedule 13D relates to shares of Class B common stock of Blockbuster, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1201 Elm Street, Dallas, TX 75270.

Item 2.  Identity and Background:

This statement on Schedule 13D is filed by HBK Investments L.P., a Delaware limited partnership ("Investments"). Investments is an investment management firm that provides investment management services to private investment funds. Its principal office is located at 300 Crescent Court, Suite 700, Dallas, TX 75201. Information is also included herein with respect to the following persons: HBK Partners II L.P., a Delaware limited partnership ("Partners II"); HBK Management L.L.C., a Delaware limited liability company ("Management"); and Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). Investments and the other entities and individuals identified in this paragraph are sometimes referred to collectively as the "Item 2 Persons."

Each of the Managers is a United States citizen. The principal occupation of each Manager is serving as a Managing Director of Investments. The business address of each Manager is 300 Crescent Court, Suite 700, Dallas, TX 75201, except for Mr. Hirsh, whose business address is 350 Park Avenue, 20th Floor, New York, NY 10022.

During the last five years, none of the Item 2 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

The Securities were acquired by Investments, for the account of Master Fund, in exchange for shares of Viacom, Inc. common stock. The aggregate purchase price for the shares of Viacom, Inc. common stock so exchanged was approximately $40.7 million. The source of funds for the purchase transactions was Master Fund's working capital. The Securities are held in prime brokerage accounts of the Master Fund, which may from time to time have debit balances. Because other securities are held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the Securities or the Viacom, Inc. common stock exchanged for the Securities.

Item 4.  Purpose of Transaction.

The Securities were acquired by Investments, for the account of Master Fund, in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer. This Schedule 13D is being filed as a result of the announcement of a proposal by parties unrelated to Investments or Master Fund to replace three of the Issuer's directors with individuals nominated by such parties. In connection with evaluating such proposal and its investment options, Investments could be deemed, as of April 15, 2005, to hold the Securities with a purpose or effect of changing or influencing control of the Issuer or in connection with a transaction having that purpose or effect. Investments reviews its holdings, including its holdings in the Issuer, on an ongoing basis with the objective of identifying and pursuing investment opportunities with attractive risk and return characteristics for the private investment funds that it manages. Depending on such review, Investments may make additional purchases or sales of the Securities or other securities of the Issuer (or derivatives of such securities). Any additional transactions will depend on various factors, including, without limitation, the price of the Securities and other securities of the Issuer (and derivatives of such securities), stock market conditions, and business prospects of the Issuer. Investments has engaged from time to time in discussions with the Issuer and other shareholders of the Issuer concerning the Issuer and its business and may have additional discussions with such parties in the future.

Except as otherwise described herein, none of the Item 2 Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals, but they have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

    (a) - (b)

The Securities referenced in this statement consist of 5,500,000 shares of Class B common stock of the Issuer, representing approximately 7.64% of the 72,000,000 shares of Class B common stock of the Issuer outstanding as of as March 17, 2005, as reported by the Issuer in the Issuer's Proxy Statement on
Schedule 14A filed with the Securities and Exchange Commission on March 31,
2005.

Pursuant to an Investment Management Agreement with Master Fund, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Investments may be deemed to be the beneficial owner of the Securities. Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Partners II may be deemed to be the beneficial owner of the Securities. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Management may be deemed to be the beneficial owner of the Securities. In their capacity as controlling persons of Management, the Managers have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, each of the Managers may be deemed to be the beneficial owner of the Securities. The
Item 2 Persons expressly declare that the filing of this statement on
Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

    (c)

On April 15, 2005, Investments, for the account of Master Fund, sold 700,000 shares of Class B common stock of the Issuer at $7.50 per share upon the exercise by third parties of listed call options previously written by Investments, for the account of Master Fund.

    (d)

The limited partners or shareholders of the two private investment funds that own Master Fund, for which Investments acts as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Securities in accordance with their respective ownership interests in their respective funds.

    (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investments has written, for the account of Master Fund, listed call options, exercisable through July 16, 2005 at an exercise price of $7.50 per share, covering 141,500 shares of Class B common stock of the Issuer. In addition, Investments has established, for the account of Master Fund, a short position of 4,777,000 shares of Class A common stock of the Issuer.

Except as described above, to the best knowledge of Investments, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Item 2 Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED:  April 18, 2005

                                            HBK INVESTMENTS L.P.


                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of HBK Investments L.P. was previously filed.